Filed Pursuant to Rule 424(B)(3)
Registration No. 333-159167

GRIFFIN CAPITAL NET LEASE REIT, INC.

SUPPLEMENT NO. 5 DATED JANUARY 18, 2012

TO THE PROSPECTUS DATED JULY 22, 2011

This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Net Lease REIT, Inc. dated July 22, 2011, Supplement No. 3 thereto dated October 21, 2011, which amended and superseded all prior supplements, and Supplement No. 4 thereto dated November 18, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

—	an update on the status of our offering and the ownership of our operating partnership;

—	revisions to our state specific suitability standards in the “Suitability Standards” section of our prospectus;

—	our potential acquisition of the GE Aviation Systems Property; and

—	revisions to the “Questions and Answers about this Offering” section of our prospectus.

Status of Our Offering and Ownership of Our Operating Partnership

Through January 13, 2012, we have received aggregate gross offering proceeds of approximately $57.4 million, which includes approximately $2.4 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $55.0 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of January 13, 2012, in connection with our initial public offering, we have issued approximately 5.5 million shares of our common stock for gross proceeds of approximately $55.0 million. As of January 13, 2012, approximately 77.0 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond November 6, 2012, unless further extended under certain circumstances. We also reserve the right to terminate the initial public offering at any time.

As of January 13, 2012, we owned approximately 59.1% of the limited partnership units of our operating partnership, The GC Net Lease REIT Operating Partnership, L.P., and our sponsor, Griffin Capital Corporation, and certain affiliates of our sponsor including our President and Chairman, Kevin A. Shields, our Vice President — Acquisitions, Don G. Pescara and David C. Rupert, the President of our sponsor, owned approximately 27.2% of the limited partnership units of our operating partnership. The remaining approximately 13.7% of the limited partnership units were owned by third parties.

Suitability Standards

The third and fourth bullets in the state specific special suitability standards on page i of the “Suitability Standards” section of our prospectus and Supplement No. 3 are hereby amended and restated as follows:

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“For Kentucky, Massachusetts, Michigan, Missouri and Nebraska Residents – Shares will only be sold to residents of the States of Kentucky, Massachusetts, Michigan, Missouri and Nebraska representing that they have a liquid net worth of at least 10 times their investment in our shares and that they meet one of our suitability standards.

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For Oklahoma, Oregon and Pennsylvania Residents – Shares will only be sold to residents of the States of Oklahoma, Oregon and Pennsylvania representing that they have a net worth of at least 10 times their investment in our shares and that they meet one of our suitability standards.”

Potential Acquisition of the GE Aviation Systems Property

On November 25, 2011, our sponsor entered into a purchase and sale agreement (the “GE Aviation Systems Purchase Agreement”) with an unaffiliated third party for the acquisition of a property located in Whippany, New Jersey (the “GE Aviation Systems Property”). The purchase price for the GE Aviation Systems Property is $13.0 million, plus closing costs and acquisition fees. We expect our sponsor to assign the GE Aviation Systems Purchase Agreement to us prior to closing. We expect this acquisition to close in the first or second quarter of 2012 and to assume the existing loan on the GE Aviation Systems Property, with the remainder of the purchase price being funded with funds from a mezzanine loan and net proceeds from our initial public offering.

The GE Aviation Systems Property is an approximately 114,300 square foot assembly and manufacturing facility that is 100% leased to GE Aviation Systems through March 2018. The GE Aviation Systems Property is located approximately 25 miles northwest of Newark Liberty International Airport, at the junction of Interstates 80, 280, and 287, all major trucking transportation routes, providing excellent distribution accessibility on both a regional and local basis.

Pursuant to the GE Aviation Systems Purchase Agreement, we would be obligated to purchase the GE Aviation Systems Property only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the GE Aviation Systems Property generally based upon:

—	our receipt of sufficient net proceeds from our initial public offering to make this acquisition;

—	satisfactory completion of due diligence on the property and the seller of the property;

—	satisfaction of the conditions to the acquisition in accordance with the purchase agreement; and

—	no material adverse changes relating to the property, the seller of the property or certain economic conditions.

There can be no assurance that we will complete the acquisition of the GE Aviation Systems Property.

Other properties may be identified in the future that we may acquire prior to or instead of the GE Aviation Systems Property. Due to the considerable conditions to the consummation of the acquisition of the GE Aviation Systems Property, we cannot make any assurances that the closing of the GE Aviation Systems Property is probable.

Revisions to “Questions and Answers about this Offering”

The contact information provided in response to the last question in the “Questions and Answers about this Offering” section beginning on page 1 of our prospectus is hereby replaced with the following:

Griffin Capital Securities, Inc.

4000 MacArthur Boulevard

West Tower, Suite 200

Newport Beach, California 92660

Telephone: (310) 469-5100

Email: jschwaber@griffincapital.com

Attention: Jeff Schwaber